Exhibit 2

SECOND QUARTER RESULTS Stock Listing Information NYSE (ADS) Ticker: CX Mexican Stock Exchange Ticker: CEMEXCPO Ratio of CEMEXCPO to CX = 10:1 Investor Relations In the United States: + 1 877 7CX NYSE In Mexico: + 52 (81) 8888 4292 E-Mail: ir@cemex.com 1

Operating and financial highlights

	January - June				Second Quarter			
	2018	2017	% var	l-t-l % var	2018	2017	% var	l-t-l % var
Consolidated cement volume	34,704	33,709	3%		18,629	17,838	4%	
Consolidated ready-mix volume	26,148	25,436	3%		13,923	13,207	5%	
Consolidated aggregates volume	72,934	72,764	0%		39,532	38,854	2%	
Net sales	7,185	6,687	7%	5%	3,805	3,568	7%	7%
Gross profit	2,409	2,248	7%	5%	1,331	1,244	7%	8%
as % of net sales	33.5%	33.6%	(0.1pp)		35.0%	34.9%	0.1pp	
Operating earnings before other expenses, net	840	826	2%	3%	504	479	5%	8%
as % of net sales	11.7%	12.3%	(0.6pp)		13.2%	13.4%	(0.2pp)	
Controlling interest net income (loss)	416	626	(34%)		382	288	32%	
Operating EBITDA	1,252	1,249	0%	0%	714	696	2%	4%
as % of net sales	17.4%	18.7%	(1.3pp)		18.8%	19.5%	(0.7pp)	
Free cash flow after maintenance capital expenditures	117	183	(36%)		260	353	(26%)	
Free cash flow	78	126	(38%)		231	324	(29%)	
Total debt plus perpetual notes	10,890	11,927	(9%)		10,890	11,927	(9%)	
Earnings (loss) of continuing operations per ADS	0.27	0.30	(9%)		0.25	0.18	41%	
Fully diluted earnings (loss) of continuing operations per ADS [1]	0.27	0.30	(9%)		0.24	0.17	40%	
Average ADSs outstanding	1,540.7	1,494.1	3%		1,541.3	1,497.6	3%	
Employees	41,822	40,032	4%		41,822	40,032	4%	

This information does not include discontinued operations. Please see page 15 on this report for additional information.
Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.
In millions of US dollars, except volumes, percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions.
Please refer to page 7 for end-of quarter CPO-equivalent units outstanding.
[1] For the period January-June 2018, the effect of the potential dilutive shares generates anti-dilution; therefore, there is no change between the reported basic and diluted loss per share.

Consolidated net sales in the second quarter of 2018 reached US$3.8 billion, representing an increase of 7% on a like-to-like basis, for the ongoing operations and for foreign exchange fluctuations, as well as in nominal terms, compared with the second quarter of 2017. The increase on a like-to-like basis was due to higher prices of our products, in local-currency terms in all our regions, as well as higher volumes in Mexico, the U.S. and our European and Asia, Middle East and Africa regions.

Cost of sales as a percentage of net sales decreased by 0.1pp during the second quarter of 2018 compared with the same period last year, from 65.1% to 65.0%. The decrease was mainly driven by the timing in maintenance expenses.

Operating expenses as a percentage of net sales increased by 0.3pp during the second quarter of 2018 compared with the same period last year, from 21.4% to 21.7%. The increase was mainly driven by higher distribution expenses.

Operating EBITDA increased by 2% to US$714 million during the second quarter of 2018 compared with the same period last year, or an increase of 4% on a like-to-like basis for the ongoing operations and foreign exchange fluctuations. The increase on a like-to-like basis was mainly due to higher contributions in Mexico, the U.S. as well as our European and Asia, Middle East and Africa regions.

Operating EBITDA margin decreased by 0.7pp from 19.5% in the second quarter of 2017 to 18.8% this quarter.

Gain (loss) on financial instruments for the quarter was a gain of US$25 million, resulting mainly from the derivatives related to GCC shares.

Foreign exchange results for the quarter was a gain of US$102 million, mainly due to the fluctuation of the Mexican peso versus the U.S. dollar, partially offset by the fluctuation of the Euro and the Colombian peso versus the U.S. dollar.

Controlling interest net income (loss) was an income of US$382 million in the second quarter of 2018 versus an income of US$288 million in the same quarter of 2017. The higher income primarily reflects higher operating earnings before other expenses, net, lower financial expenses, higher income from financial instruments and a higher foreign exchange gain, partially offset by higher other expenses, net, higher income tax, and a negative variation in discontinued operations in the U.S.

Total debt plus perpetual notes decreased by US$462 million during the quarter

2018 Second Quarter Results Page 2

Operating results

Mexico

	January - June				Second Quarter			
	2018	2017	% var	l-t-l % var	2018	2017	% var	l-t-l % var
Net sales	1,669	1,533	9%	8%	867	810	7%	13%
Operating EBITDA	610	567	7%	7%	311	302	3%	8%
Operating EBITDA margin	36.5%	37.0%	(0.5pp)		35.8%	37.3%	(1.5pp)	

In millions of US dollars, except percentages.

Year-over-year percentage variation	Domestic gray cement		Ready-mix		Aggregates	
	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	(0%)	3%	10%	15%	11%	14%
Price (USD)	4%	(2%)	10%	3%	7%	3%
Price (local currency)	4%	3%	9%	9%	7%	8%

In **Mexico**, our domestic gray cement, ready-mix and aggregates volumes increased by 3%, 15%, and 14%, respectively, during the second quarter versus the same period last year. During the first six months of the year, ready-mix and aggregates volumes increased by 10% and 11%, respectively, while domestic gray cement volumes remained flat versus the comparable period of 2017. Domestic gray cement prices in local currency increased by 3% year-over-year and by 1% sequentially during the quarter.

Our volumes during the quarter increased mainly due to favorable activity in the formal housing and industrial-and-commercial sectors. Sequential volumes of our three core products—cement, ready-mix and aggregates—grew by 11%. The self-construction sector moderated its growth during the quarter, and remains supported by sound economic indicators including job creation, real wages, and remittances.

United States

	January - June				Second Quarter			
	2018	2017	% var	l-t-l % var	2018	2017	% var	l-t-l % var
Net sales	1,844	1,731	7%	8%	989	916	8%	9%
Operating EBITDA	298	287	4%	5%	189	170	11%	11%
Operating EBITDA margin	16.2%	16.6%	(0.4pp)		19.1%	18.6%	0.5pp	

In millions of US dollars, except percentages.

Year-over-year percentage variation	Domestic gray cement		Ready-mix		Aggregates	
	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	7%	9%	8%	8%	2%	(1%)
Price (USD)	3%	3%	2%	3%	5%	6%
Price (local currency)	3%	3%	2%	3%	5%	6%

In the **United States**, our domestic gray cement and ready-mix volumes increased by 9% and 8%, respectively, while our aggregates volumes decreased by 1%, during the second quarter of 2018 on a year-over-year basis. During the first six months of the year, domestic gray cement, ready-mix and aggregates volumes increased by 7%, 8% and 2%, respectively, on a year-over-year basis. Cement prices during the quarter, increased by 3% both year-over-year and sequentially.

During the second quarter, we experienced the strongest cement volume growth in 12 quarters, supported by expanding underlying demand conditions coupled with recovery from poor weather conditions in the prior quarter. Residential activity continued to drive the market in the second quarter, with housing starts up 8% year-over-year. In the industrial-and-commercial sector, construction spending is up 3% May year-to-date with strength in lodging and commercial. In infrastructure, street-and-highway spending has been increasing this year, up 3% May year-to-date on the back of increased state spending. Contract awards in our key states are growing in excess of the national average, driven by specific state infrastructure funding initiatives.

2018 Second Quarter Results Page 3

Operating results

South, Central America and the Caribbean

	January - June				Second Quarter			
	2018	2017	% var	l-t-l % var	2018	2017	% var	l-t-l % var
Net sales	916	942	(3%)	(3%)	461	470	(2%)	0%
Operating EBITDA	214	254	(16%)	(17%)	110	120	(9%)	(9%)
Operating EBITDA margin	23.4%	27.0%	(3.6pp)		23.7%	25.6%	(1.9pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	(2%)	(2%)	(13%)	(14%)	(9%)	(12%)
Price (USD)	2%	3%	(1%)	(2%)	(3%)	(0%)
Price (local currency)	2%	3%	(2%)	(3%)	(4%)	(2%)

In our **South, Central America and the Caribbean** region, our domestic gray cement volumes decreased by 2% during the second quarter and first six months of 2018, versus the comparable periods of 2017. Cement volumes on a like-to-like basis, including the regional operations of TCL, decreased by 2% and 4% during the second quarter and first six months of the year, respectively.

In **Colombia**, during the second quarter and on a year-over-year basis, our domestic gray cement and ready-mix volumes decreased by 9% and 11%, respectively. During the first six months of the year, our domestic gray cement and ready-mix volumes decreased by 10% and 14%, respectively, versus the same period of 2017. Cement consumption during the quarter was affected by a weak demand environment; our focus on our pricing combined with subdued construction activity led to an underperformance versus the industry during the quarter. Our quarterly cement prices in local-currency-terms increased by 1% on a sequential basis.

Europe

	January - June				Second Quarter			
	2018	2017	% var	l-t-l % var	2018	2017	% var	l-t-l % var
Net sales	1,851	1,666	11%	1%	1,040	934	11%	6%
Operating EBITDA	140	139	0%	(9%)	121	109	11%	5%
Operating EBITDA margin	7.5%	8.4%	(0.9pp)		11.7%	11.7%	0.0pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	2%	5%	(3%)	4%	(4%)	1%
Price (USD)	10%	7%	13%	8%	12%	9%
Price (local currency)	1%	2%	3%	2%	3%	4%

In the **Europe** region, our domestic gray cement, ready-mix and aggregates volumes increased by 5%, 4%, and 1%, respectively, during the second quarter of 2018 on a year-over-year basis. During the first six months of the year our domestic cement increased by 2% while ready-mix and aggregates volumes decreased by 3% and 4%, respectively, compared with the same period in the previous year.

In the **United Kingdom,** our domestic gray cement and ready-mix volumes decreased by 3% and 1%, respectively, while aggregates volumes increased by 2% during the second quarter of 2018 on a year-over-year basis. During the first six months of the year, our domestic gray cement, ready-mix and aggregates volumes decreased by 3%, 6% and 4%, respectively, versus the comparable period in 2017. The residential and infrastructure sectors were the main drivers of demand during the quarter.

In **Spain**, our domestic gray cement, ready-mix and aggregates volumes increased by 7%, 36% and 26%, respectively, during the quarter and on a year-over-year basis. For the first six months of the year our domestic gray cement, ready-mix and aggregates volumes increased by 5%, 25% and 11%, respectively, versus the comparable period in 2017. Our cement volume growth during the quarter reflects continued favorable activity from the residential and industrial-and-commercial sectors. The residential sector benefited from favorable credit conditions, job creation, and pent-up housing demand.

2018 Second Quarter Results Page 4

Operating results

In **Germany,** our domestic gray cement and aggregates volumes increased by 5% and 4%, respectively, while ready-mix volumes decreased by 3%, during the second quarter of 2018 compared with the same period of last year. During the first six months of the year, our domestic gray cement volumes increased by 3%, while ready-mix and aggregates volumes decreased by 6% and 4%, respectively, on a year-over-year basis. The business climate for the construction sector remains favorable, although activity continues to be affected by supply constraints.

In **Poland**, both domestic gray cement and ready-mix volumes during the second quarter of 2018 increased by 17%, and aggregates volumes increased 3%. During the first six months of the year, our domestic gray cement volumes, ready-mix and aggregates volumes increased by 9%, 2%, and 4%, respectively, versus the comparable period in 2017. Our cement prices in local-currency terms during the quarter increased by 5% on a year-over-year basis and by 4% sequentially. The increase in cement volumes during the quarter was mainly due to a strong residential sector and our participation in large infrastructure projects.

In our operations in **France,** both ready-mix and aggregates volumes increased by 1% during the second quarter of 2018 and on a year-over-year basis. During the first six months of the year and on a year-over-year basis, both ready-mix and aggregates volumes decreased by 4%. Volume growth during the quarter reflects continued activity in the industrial-and-commercial sector as well as "Grand Paris"-related projects.

Asia, Middle East and Africa

	January - June				Second Quarter			
	2018	2017	% var	l-t-l % var	2018	2017	% var	l-t-l % var
Net sales	728	653	11%	12%	353	327	8%	10%
Operating EBITDA	114	113	1%	1%	52	49	6%	8%
Operating EBITDA margin	15.7%	17.3%	(1.6pp)		14.8%	15.0%	(0.2pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	13%	6%	3%	2%	1%	4%
Price (USD)	(0%)	3%	8%	6%	5%	2%
Price (local currency)	3%	6%	5%	7%	3%	3%

Our domestic gray cement volumes in the **Asia, Middle East and Africa** region during the second quarter and first six months of the year increased by 6% and 13%, respectively, on a year-over-year basis.

In the **Philippines**, our domestic gray cement volumes during the second quarter and first six months of 2018 increased by 8% and 12%, respectively, versus the comparable periods in the previous year. The increase in volumes during the quarter reflects higher public infrastructure activity and sustained growth from the residential sector.

In **Egypt**, our domestic gray cement volumes increased by 7% and 18% during the second quarter of 2018 and the first six months of the year, respectively, versus the comparable periods in the previous year. Volume improvement reflects higher cement dispatches to Lower Egypt partly related to the temporary stoppage of two cement plants in the Sinai region.

In **Israel,** our ready-mix and aggregates volumes during the quarter increased by 8% and 10%, respectively. For the first six months of the year, ready-mix and aggregates volumes both increased by 5%, on a year-over-year basis.

2018 Second Quarter Results Page 5

Operating EBITDA, free cash flow and debt-related information

Operating EBITDA and free cash flow

	January - June			Second Quarter		
	2018	2017	% var	2018	2017	% var
Operating earnings before other expenses, net	840	826	2%	504	479	5%
+ Depreciation and operating amortization	412	424		210	218	
Operating EBITDA	1,252	1,249	0%	714	696	2%
- Net financial expense	332	438		160	213	
- Maintenance capital expenditures	174	156		96	99	
- Change in working capital	417	298		64	(90)	
- Taxes paid	148	162		97	115	
- Other cash items (net)	64	21		38	9	
- Free cash flow discontinued operations	(1)	(8)		(0)	(4)	
Free cash flow after maintenance capital expenditures	117	183	(36%)	260	353	(26%)
- Strategic capital expenditures	39	57		30	29	
Free cash flow	78	126	(38%)	231	324	(29%)

In millions of US dollars, except percentages.

During the quarter, free cash flow was mainly used for debt repayment.

Our total debt plus perpetual notes during the quarter reflects a favorable foreign exchange conversion effect of US$184 million.

Information on debt and perpetual notes

	Second Quarter			First Quarter
	2018	2017	% var	2018
Total debt [1]	10,444	11,483	(9%)	10,902
Short-term	5%	5%		4%
Long-term	95%	95%		96%
Perpetual notes	446	444	0%	450
Total debt plus perpetual notes	10,890	11,927	(9%)	11,352
Cash and cash equivalents	308	418	(26%)	311
Net debt plus perpetual notes	10,582	11,509	(8%)	11,041
Consolidated funded debt (CFD) [2]	10,219	10,827		10,802
CFD [2] / EBITDA [3]	3.96	4.04		4.22
Interest coverage [3] [4]	4.13	3.39		3.85

In millions of US dollars, except percentages and ratios.

	Second Quarter	
	2018	2017
Currency denomination		
US dollar	66%	75%
Euro	26%	21%
Mexican peso	0%	1%
Other	7%	3%
Interest rate		
Fixed	61%	72%
Variable	39%	28%

(1) Includes convertible notes and capital leases, in accordance with International Financial Reporting Standards (IFRS).
(2) Consolidated funded debt, in accordance with our contractual obligations under the Credit Agreement.
(3) EBITDA calculated in accordance with IFRS.
(4) Interest expense calculated in accordance with our contractual obligations under the Credit Agreement.

2018 Second Quarter Results Page 6

Equity-related and derivative instruments information

Equity-related information

One CEMEX ADS represents ten CEMEX CPOs. The following amounts are expressed in CPO terms

Beginning-of-quarter CPO-equivalent units outstanding	15,086,694,589
Stock-based compensation	17,963,767
End-of-quarter CPO-equivalent units outstanding	15,104,658,356

Outstanding units equal total CEMEX CPO-equivalent units less CPOs held in subsidiaries, which as of June 30, 2018 were 20,541,277.
CEMEX also has outstanding mandatorily convertible securities which, upon conversion, will increase the number of CPOs outstanding by approximately 236 million, subject to antidilution adjustments.

Employee long-term compensation plans

As of June 30, 2018, our executives held 31,141,305 restricted CPOs, representing 0.2% of our total CPOs outstanding as of such date.

Derivative instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX's derivative instruments as of the last day of each quarter presented.

	Second Quarter				First Quarter	
	2018		2017		2018	
In millions of US dollars.	Notional Amount	Fair Value	Notional Amount	Fair Value	Notional Amount	Fair Value
Exchange rate derivatives (1)	1,247	42	888	(41)	1,216	(55)
Equity related derivatives (2) (5)	168	31	289	24	168	1
Interest rate swaps (3)	1,132	6	142	21	137	15
Fuel derivatives (4)	54	20	91	-	67	14
	2,601	99	1,410	4	1,588	(25)

(1) *Exchange rate derivatives are used to manage currency exposures that arise from the regular operations and from forecasted transactions.*

(2) *Until June 30, 2017 equity derivatives were related with options on the Parent Company own shares and as of June 30, 2018 to forwards, net of cash collateral, over the shares of Grupo Cementos Chihuahua, S.A.B. de C.V.*

(3) *As of June 30,2017, includes Interest-rate swap derivatives related to our long-term energy contracts. In addition, it includes interest-rate swap instruments related to bank loans with a nominal amount of US$1,000 million that were signed in the three-month period ended in June 30, 2018.*

(4) *Forward contracts negotiated to hedge the price of the fuel consumed in certain operations.*

(5) *As required by IFRS, the equity related derivatives fair market value as of June 30, 2018 and 2017 includes a liability of US$8 million and of US$44 million, respectively, relating to an embedded derivative in CEMEX's mandatorily convertible securities.*

Under IFRS, companies are required to recognize all derivative financial instruments on the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes, in which case changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement, and/or transactions related to net investment hedges, in which case changes in fair value are recorded directly in equity as part of the currency translation effect, and are reclassified to the income statement only upon disposal of the net investment. As of June 30, 2018, in connection with the fair market value recognition of its derivatives portfolio, CEMEX recognized increases in its assets and liabilities resulting in a net asset of US$99 million, including a liability of US$8 million corresponding to an embedded derivative related to our mandatorily convertible securities, which according to our debt agreements, is presented net of the assets associated with the derivative instruments.

2018 Second Quarter Results Page 7

Operating results

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of U.S. Dollars, except per ADS amounts)

	January - June				Second Quarter			
INCOME STATEMENT	2018	2017	% var	like-to-like % var	2018	2017	% var	like-to-like % var
Net sales	7,184,872	6,687,280	7%	5%	3,804,821	3,567,785	7%	7%
Cost of sales	(4,775,790)	(4,439,772)	(8%)		(2,474,241)	(2,323,696)	(6%)	
Gross profit	2,409,083	2,247,508	7%	5%	1,330,580	1,244,089	7%	8%
Operating expenses	(1,569,157)	(1,421,957)	(10%)		(826,628)	(765,170)	(8%)	
Operating earnings before other expenses, net	839,925	825,551	2%	3%	503,952	478,919	5%	8%
Other expenses, net	(34,759)	135,468	N/A		(35,683)	(9,533)	(274%)	
Operating earnings	805,166	961,018	(16%)		468,269	469,385	(0%)	
Financial expense	(344,653)	(541,094)	36%		(159,241)	(272,659)	42%	
Other financial income (expense), net	67,092	3,296	1936%		119,537	(22,317)	N/A	
Financial income	9,421	9,020	4%		4,701	4,282	10%	
Results from financial instruments, net	58,845	108,676	(46%)		25,277	7,712	228%	
Foreign exchange results	24,410	(88,023)	N/A		102,087	(20,676)	N/A	
Effects of net present value on assets and liabilities and others, net	(25,584)	(26,378)	3%		(12,527)	(13,635)	8%	
Equity in gain (loss) of associates	11,763	9,576	23%		9,888	7,912	25%	
Income (loss) before income tax	539,369	432,796	25%		438,453	182,321	140%	
Income tax	(102,005)	42,201	N/A		(49,283)	92,336	N/A	
Profit (loss) of continuing operations	437,364	474,997	(8%)		389,170	274,656	42%	
Discontinued operations	56	183,595	(100%)		16	27,040	(100%)	
Consolidated net income (loss)	437,420	658,592	(34%)		389,186	301,696	29%	
Non-controlling interest net income (loss)	21,240	32,570	(35%)		7,541	13,259	(43%)	
Controlling interest net income (loss)	416,180	626,022	(34%)		381,645	288,438	32%	
Operating EBITDA	1,252,335	1,249,462	0%	0%	713,656	696,460	2%	4%
Earnings (loss) of continued operations per ADS	0.27	0.30	(9%)		0.25	0.18	41%	
Earnings (loss) of discontinued operations per ADS	0.00	0.12	(100%)		0.00	0.02	(100%)	

	As of June 30		
BALANCE SHEET	2018	2017	% var
Total assets	28,590,428	29,390,662	(3%)
Cash and cash equivalents	308,261	417,706	(26%)
Trade receivables less allowance for doubtful accounts	1,809,637	1,751,959	3%
Other accounts receivable	286,737	293,376	(2%)
Inventories, net	1,020,267	1,009,237	1%
Assets held for sale	95,771	247,142	(61%)
Other current assets	167,897	183,428	(8%)
Current assets	3,688,570	3,902,847	(5%)
Property, machinery and equipment, net	11,487,588	11,812,024	(3%)
Other assets	13,414,270	13,675,791	(2%)
Total liabilities	17,526,239	18,613,490	(6%)
Liabilities held for sale	2,550	384	563%
Other current liabilities	4,844,944	4,597,669	5%
Current liabilities	4,847,494	4,598,054	5%
Long-term liabilities	9,347,161	10,306,408	(9%)
Other liabilities	3,331,584	3,709,028	(10%)
Total stockholder's equity	11,064,190	10,777,172	3%
Non-controlling interest and perpetual instruments	1,546,811	1,467,831	5%
Total controlling interest	9,517,379	9,309,341	2%

2018 Second Quarter Results Page 8

Operating results

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of Mexican Pesos in nominal terms, except per ADS amounts)

INCOME STATEMENT	January - June			Second Quarter		
	2018	2017	% var	2018	2017	% var
Net sales	136,871,815	128,462,652	7%	74,232,066	66,111,060	12%
Cost of sales	(90,978,791)	(85,288,018)	(7%)	(48,272,442)	(43,058,091)	(12%)
Gross profit	45,893,024	43,174,634	6%	25,959,623	23,052,968	13%
Operating expenses	(29,892,450)	(27,315,802)	(9%)	(16,127,516)	(14,178,603)	(14%)
Operating earnings before other expenses, net	16,000,574	15,858,832	1%	9,832,108	8,874,366	11%
Other expenses, net	(662,157)	2,602,331	N/A	(696,181)	(176,653)	(294%)
Operating earnings	15,338,417	18,461,163	(17%)	9,135,927	8,697,713	5%
Financial expense	(6,565,649)	(10,394,421)	37%	(3,106,795)	(5,052,379)	39%
Other financial income (expense), net	1,278,111	63,312	1919%	2,332,173	(413,533)	N/A
Financial income	179,469	173,282	4%	91,711	79,343	16%
Results from financial instruments, net	1,121,005	2,087,672	(46%)	493,146	142,908	245%
Foreign exchange results	465,010	(1,690,919)	N/A	1,991,710	(383,134)	N/A
Effects of net present value on assets and liabilities and others, net	(487,374)	(506,723)	4%	(244,394)	(252,650)	3%
Equity in gain (loss) of associates	224,094	183,960	22%	192,921	146,602	32%
Income (loss) before income tax	10,274,973	8,314,014	24%	8,554,225	3,378,403	153%
Income tax	(1,943,192)	810,686	N/A	(961,520)	1,710,978	N/A
Profit (loss) of continuing operations	8,331,781	9,124,700	(9%)	7,592,705	5,089,381	49%
Discontinued operations	1,070	3,526,859	(100%)	304	501,047	(100%)
Consolidated net income (loss)	8,332,851	12,651,558	(34%)	7,593,009	5,590,428	36%
Non-controlling interest net income (loss)	404,616	625,676	(35%)	147,115	245,680	(40%)
Controlling interest net income (loss)	7,928,235	12,025,883	(34%)	7,445,894	5,344,748	39%
Operating EBITDA	23,856,983	24,002,168	(1%)	13,923,425	12,905,401	8%
Earnings (loss) of continued operations per ADS	5.17	5.72	(10%)	4.84	3.25	49%
Earnings (loss) of discontinued operations per ADS	0.00	2.36	(100%)	0.00	0.33	(100%)

BALANCE SHEET	As of June 30		
	2018	2017	% var
Total assets	569,521,333	533,146,600	7%
Cash and cash equivalents	6,140,555	7,577,192	(19%)
Trade receivables less allowance for doubtful accounts	36,047,972	31,780,528	13%
Other accounts receivable	5,711,804	5,321,832	7%
Inventories, net	20,323,727	18,307,560	11%
Assets held for sale	1,907,760	4,483,150	(57%)
Other current assets	3,344,504	3,327,376	1%
Current assets	73,476,322	70,797,639	4%
Property, machinery and equipment, net	228,832,743	214,270,116	7%
Other assets	267,212,267	248,078,845	8%
Total liabilities	349,122,672	337,648,708	3%
Liabilities held for sale	50,794	6,974	628%
Other current liabilities	96,511,282	83,401,719	16%
Current liabilities	96,562,075	83,408,693	16%
Long-term liabilities	186,195,443	186,958,247	(0%)
Other liabilities	66,365,153	67,281,768	(1%)
Total stockholders' equity	220,398,661	195,497,892	13%
Non-controlling interest and perpetual instruments	30,812,468	26,626,449	16%
Total controlling interest	189,586,193	168,871,443	12%

2018 Second Quarter Results Page 9

Operating results

Operating Summary per Country

In thousands of U.S. dollars

	January - June				Second Quarter			
				like-to-like				like-to-like
NET SALES	2018	2017	% var	% var	2018	2017	% var	% var
Mexico	1,668,561	1,532,538	9%	8%	867,320	810,175	7%	13%
U.S.A.	1,844,376	1,730,738	7%	8%	988,855	916,160	8%	9%
South, Central America and the Caribbean	916,207	941,942	(3%)	(3%)	461,485	469,792	(2%)	0%
Europe	1,851,035	1,665,602	11%	1%	1,040,384	933,926	11%	6%
Asia, Middle East and Africa	727,936	652,887	11%	12%	353,123	326,576	8%	10%
Others and intercompany eliminations	*176,758*	*163,574*	*8%*	*11%*	*93,653*	*111,156*	*(16%)*	*(24%)*
TOTAL	7,184,872	6,687,280	7%	5%	3,804,821	3,567,785	7%	7%

GROSS PROFIT								
Mexico	905,883	818,080	11%	10%	468,599	443,721	6%	11%
U.S.A.	502,656	447,012	12%	13%	296,706	252,450	18%	18%
South, Central America and the Caribbean	332,569	365,361	(9%)	(9%)	167,480	177,874	(6%)	(5%)
Europe	446,907	406,089	10%	0%	288,996	259,833	11%	6%
Asia, Middle East and Africa	207,119	199,521	4%	5%	102,429	94,373	9%	11%
Others and intercompany eliminations	*13,947*	*11,445*	*22%*	*22%*	*6,370*	*15,839*	*(60%)*	*(60%)*
TOTAL	2,409,083	2,247,508	7%	5%	1,330,580	1,244,089	7%	8%

OPERATING EARNINGS BEFORE OTHER EXPENSES, NET								
Mexico	553,409	509,072	9%	8%	282,977	272,166	4%	9%
U.S.A.	145,736	111,994	30%	34%	110,999	82,191	35%	36%
South, Central America and the Caribbean	169,959	209,146	(19%)	(20%)	87,168	97,201	(10%)	(10%)
Europe	37,877	45,288	(16%)	(24%)	69,865	59,579	17%	10%
Asia, Middle East and Africa	82,521	82,170	0%	1%	35,967	33,558	7%	9%
Others and intercompany eliminations	*(149,577)*	*(132,120)*	*(13%)*	*(1%)*	*(83,024)*	*(65,776)*	*(26%)*	*(28%)*
TOTAL	839,925	825,551	2%	3%	503,952	478,919	5%	8%

2018 Second Quarter Results Page 10

Operating results

Operating Summary per Country

EBITDA in thousands of U.S. dollars. EBITDA margin as a percentage of net sales.

	January - June				Second Quarter			
OPERATING EBITDA	2018	2017	% var	like-to-like % var	2018	2017	% var	like-to-like % var
Mexico	609,713	567,468	7%	7%	310,794	301,965	3%	8%
U.S.A.	298,040	287,039	4%	5%	188,609	170,134	11%	11%
South, Central America and the Caribbean	213,996	254,149	(16%)	(17%)	109,514	120,453	(9%)	(9%)
Europe	139,668	139,256	0%	(9%)	121,362	108,862	11%	5%
Asia, Middle East and Africa	114,112	112,977	1%	1%	52,113	49,071	6%	8%
Others and intercompany eliminations	*(123,195)*	*(111,426)*	*(11%)*	*4%*	*(68,737)*	*(54,024)*	*(27%)*	*(30%)*
TOTAL	1,252,335	1,249,462	0%	0%	713,656	696,460	2%	4%

OPERATING EBITDA MARGIN	2018	2017	2018	2017
Mexico	36.5%	37.0%	35.8%	37.3%
U.S.A.	16.2%	16.6%	19.1%	18.6%
South, Central America and the Caribbean	23.4%	27.0%	23.7%	25.6%
Europe	7.5%	8.4%	11.7%	11.7%
Asia, Middle East and Africa	15.7%	17.3%	14.8%	15.0%
TOTAL	17.4%	18.7%	18.8%	19.5%

2018 Second Quarter Results Page 11

Operating results

Volume Summary

Consolidated volume summary

Cement and aggregates: Thousands of metric tons.

Ready-mix: Thousands of cubic meters.

	January - June			Second Quarter		
	2018	2017	% var	2018	2017	% var
Consolidated cement volume [1]	34,704	33,709	3%	18,629	17,838	4%
Consolidated ready-mix volume	26,148	25,436	3%	13,923	13,207	5%
Consolidated aggregates volume	72,934	72,764	0%	39,532	38,854	2%

Per-country volume summary

DOMESTIC GRAY CEMENT VOLUME	January - June 2018 vs. 2017	Second Quarter 2018 vs. 2017	Second Quarter 2018 vs. First Quarter 2018
Mexico	(0%)	3%	11%
U.S.A.	7%	9%	17%
South, Central America and the Caribbean	(2%)	(2%)	4%
Europe	2%	5%	48%
Asia, Middle East and Africa	13%	6%	(1%)

READY-MIX VOLUME			
Mexico	10%	15%	11%
U.S.A.	8%	8%	12%
South, Central America and the Caribbean	(13%)	(14%)	(6%)
Europe	(3%)	4%	38%
Asia, Middle East and Africa	3%	2%	(10%)

AGGREGATES VOLUME			
Mexico	11%	14%	11%
U.S.A.	2%	(1%)	10%
South, Central America and the Caribbean	(9%)	(12%)	(5%)
Europe	(4%)	1%	39%
Asia, Middle East and Africa	1%	4%	(2%)

[1] Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

2018 Second Quarter Results Page 12

Operating results

Price Summary

Variation in U.S. Dollars

DOMESTIC GRAY CEMENT PRICE	January - June 2018 vs. 2017	Second Quarter 2018 vs. 2017	Second Quarter 2018 vs. First Quarter 2018
Mexico	4%	(2%)	(4%)
U.S.A.	3%	3%	3%
South, Central America and the Caribbean (*)	2%	3%	(1%)
Europe (*)	10%	7%	(6%)
Asia, Middle East and Africa (*)	(0%)	3%	1%

READY-MIX PRICE			
Mexico	10%	3%	(4%)
U.S.A.	2%	3%	(0%)
South, Central America and the Caribbean (*)	(1%)	(2%)	(3%)
Europe (*)	13%	8%	(7%)
Asia, Middle East and Africa (*)	8%	6%	(2%)

AGGREGATES PRICE			
Mexico	7%	3%	(3%)
U.S.A.	5%	6%	0%
South, Central America and the Caribbean (*)	(3%)	(0%)	(0%)
Europe (*)	12%	9%	(7%)
Asia, Middle East and Africa (*)	5%	2%	(4%)

Variation in Local Currency

DOMESTIC GRAY CEMENT PRICE	January - June 2018 vs. 2017	Second Quarter 2018 vs. 2017	Second Quarter 2018 vs. First Quarter 2018
Mexico	4%	3%	1%
U.S.A.	3%	3%	3%
South, Central America and the Caribbean (*)	2%	3%	0%
Europe (*)	1%	2%	(1%)
Asia, Middle East and Africa (*)	3%	6%	2%

READY-MIX PRICE			
Mexico	9%	9%	1%
U.S.A.	2%	3%	(0%)
South, Central America and the Caribbean (*)	(2%)	(3%)	(2%)
Europe (*)	3%	2%	(3%)
Asia, Middle East and Africa (*)	5%	7%	1%

AGGREGATES PRICE			
Mexico	7%	8%	2%
U.S.A.	5%	6%	0%
South, Central America and the Caribbean (*)	(4%)	(2%)	1%
Europe (*)	3%	4%	(3%)
Asia, Middle East and Africa (*)	3%	3%	(0%)

(*) Volume weighted-average price.

2018 Second Quarter Results Page 13

Other information

Newly issued IFRS effective in 2018

IFRS 9, Financial Instruments: classification and measurement ("IFRS 9")

IFRS 9 sets forth the guidance relating to the classification and measurement of financial assets and liabilities, the accounting for expected credit losses of financial assets and commitments to extend credits, as well as the requirements for hedge accounting; and will replace IAS 39, Financial instruments: recognition and measurement ("IAS 39"). IFRS 9 was adopted beginning January 1, 2018 on prospective basis. Among other aspects, IFRS 9 implemented the classification categories for financial assets of: 1) amortized cost, that will significantly comprise IAS39 held to maturity and loans and receivables categories; 2) fair value through other comprehensive income, similar to IAS 39 held to maturity category; and 3) fair value through the income statement with the same IAS 39 definition. The adoption of such classification categories did not have any significant effect on CEMEX's operating results and financial situation.

In addition, under the new impairment model based on expected credit losses, impairment losses for the entire lifetime of financial assets, including trade accounts receivable, are recognized on initial recognition, and at each subsequent reporting period, even in the absence of a credit event or if the loss has not yet been incurred, considering for their measurement past events and current conditions, as well as reasonable and supportable forecasts affecting collectability. In this regard, CEMEX implemented an expected credit loss model applicable to its trade accounts receivable that considers the historical performance, as well as the credit risk and expected developments for each group of customers. The effects for adoption of IFRS 9 on January 1, 2018 related to the new expected credit loss model represented an increase in the allowance for doubtful accounts as of January 1, 2018 of approximately $520 millions of pesos recognized against equity.

In connection with hedge accounting, IFRS 9 maintains the same hedging accounting categories of cash flow hedge, fair value hedge and hedge of a net investment established in IAS 39, as well as the requirement of recognizing the ineffective portion of a cash flow hedge immediately in the income statement. Nonetheless, the requirements to qualify a hedging transaction are more flexible. The adoption of the new hedging accounting requirements did not have any significant effect on CEMEX's operating results and financial situation.

IFRS 15, Revenues from contracts with customers ("IFRS 15")

Under IFRS 15, an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, identifying: a) the contract(s) with a customer (agreement that creates enforceable rights and obligations); b) the different performance obligations (promises) in the contract and account for those separately; c) the transaction price (amount of consideration an entity expects to be entitled in exchange for transferring promised goods or services); d) the distribution of the transaction price to each performance obligation based on the relative stand-alone selling prices of each distinct good or service; and e) recognizing revenue when (or as) the entity satisfies a performance obligation by transferring control of a promised good or service to the customer. A performance obligation may be satisfied at a point in time (typically for the sale of goods) or over time (typically for the sale of services and construction contracts). CEMEX adopted IFRS 15 on January 1, 2018, using the retrospective approach, without any significant effects on its operating results and financial situation.

Among other minor effects, the main changes under IFRS 15 as they apply to CEMEX refer to: a) several reclassifications that are required to comply with IFRS 15 new accounts in the statement of financial position; b) rebates and/or discounts offered to customers in a sale transaction that are redeemable by the customer in a subsequent purchase transaction are considered separate performance obligations, rather than future costs, and a portion of the sale price of such transaction allocated to these promises should be deferred to revenue until the promise is redeemed or expires; and c) awards (points) offered to customers through their purchases under loyalty programs that are later redeemable for goods or services, also represent separate performance obligations, rather than future costs, and a portion of the sale price of such transactions allocated to these points should be deferred to revenue until the points are redeemed or expire. These reclassifications and adjustments were not material.

Considering the retrospective approach, the adoption of IFRS 15 modified certain amounts of the comparative financial statements for the six-month period ended June 30, 2017, as follows:

SELECTED INFORMATION
INCOME STATEMENT

(Millions of pesos)	Jan-Jun	Second Quarter
Revenues, original	128,782.1	66,275.7
IFRS 15 adoption	(7.1)	1.1
Discontinued operations	(312.3)	(165.7)
Revenues, as reported	128,462.7	66,111.1

SELECTED INFORMATION BALANCE SHEET

	As of June 30, 2017			
(Millions of pesos)	Customers, net	Other current liabilities	Other non-current liabilities	Total stockholders' equity
Balance, original	31,636.7	83,257.2	67,278.5	195,501.9
IFRS 15 adoption	143.8	144.5	3.3	(3.9)
Balance, as reported	31,780.5	83,401.7	67,281.8	195,498.0

Newly issued IFRS effective in 2019

IFRS 16, Revenues from contracts with customers ("IFRS 15")

IFRS 16 defines leases as any contract or part of a contract that conveys to the lessee the right to use an asset for a period of time in exchange for consideration and the lessee directs the use of the identified asset throughout that period. In summary, IFRS 16 introduces a single lessee accounting model, and requires a lessee to recognize, for all leases with a term of more than 12 months, unless the underlying asset is of low value, assets for the right-of-use the underlying asset against a corresponding financial liability, representing the NPV of estimated lease payments under the contract, with a single income statement model in which a lessee recognizes amortization of the right-of-use asset and interest on the lease liability. A lessee shall present either in the statement of financial position, or disclose in the notes, right-of-use assets separately from other assets, as well as, lease liabilities separately from other liabilities. IFRS 16 is effective beginning January 1, 2019 and will supersede all current standards and interpretations related to lease accounting.

As of June 30, 2018, CEMEX has concluded the inventory of its main outstanding lease contracts and other contracts that may have embedded the use of an asset, including an assessment of the most relevant characteristics of such contracts (types of assets, committed payments, maturity dates, renewal clauses, etc.), and is finalizing the quantification of the required adjustments for the proper recognition of the assets for the "right-of-use" and the corresponding financial liabilities, considering the exemptions provided by the standard, aiming

2018 Second Quarter Results Page 14

Other information

to adopt IFRS 16 on January 1, 2019 retrospectively to the extent such adoption is practicable. Based on its preliminary assessment as of the reporting date, CEMEX considers that upon adoption of IFRS 16, most of its outstanding operating leases would be recognized in the statement of financial position, increasing assets and liabilities, as well as amortization and interest. CEMEX does not expect any breach of its contractual obligations (financial restrictions) due to the adoption effects

US Interest Rate Swap

During June 2018, CEMEX entered into US$1 billion of interest rate swaps to hedge interest payments of existing bank loans referenced to US floating rates. With these instruments, CEMEX will pay amounts based on a 3.05% fixed rate and will receive amounts based on 3M US Libor. These interest rate swaps will start to be effective on June 2019 and will reach its maturity on June 2023. These interest rate swaps do not involve cash settlements until the first effective interest payment on September 2019.

Discontinued Operations and Other Disposal Groups

Discontinued Operations

On May 24, 2018, by means of one of its subsidiaries, CEMEX entered into binding agreements with Votorantim Cimentos N/NE S.A. ("Votorantim") for the sale of the Company's operations in Brazil, which comprise of a water cement distribution terminal located in Manaus, Amazonas state and its operating license. The transaction, which is subject to authorization by the authorities, is expected to be completed during the fourth quarter of 2018. The selling price is approximately US$30 million subject to working capital adjustments. CEMEX's operations for its operating segment in Brazil for the six-month periods ended June 30, 2018 and 2017 are reported net of tax in the single line item "Discontinued Operations." Moreover, assets and liabilities related to CEMEX's Brazilian operations are reported as "Assets and liabilities held for Sale," within current assets and current liabilities, respectively.

On June 30, 2017, CEMEX announced that after approval from regulators, one of its subsidiaries in the U.S. closed the divestment of its Pacific Northwest Materials Business consisting of aggregate, asphalt and ready mix concrete operations in Oregon and Washington to Cadman Materials, Inc., part of Lehigh Hanson, Inc. and the U.S. subsidiary of HeidelbergCement Group, for approximately US$150 million. Considering the disposal of the entire Pacific Northwest Materials Business, their operations for the six-month period ended June 30, 2017, included in CEMEX's comparative income statements were reclassified net of tax to the single line item "Discontinued Operations."

On November 28, 2016, CEMEX announced that one of its subsidiaries in the United States signed a definitive agreement to divest its Concrete Reinforced Pipe Manufacturing Business ("Concrete Pipe Business") in the United States to Quikrete Holdings, Inc. ("Quikrete") for approximately US$500 million plus an additional US$40 million contingent consideration based on future performance. On January 31, 2017, after the satisfaction of certain conditions precedent including approval from regulators, CEMEX announced the closing of the sale to Quikrete according to the agreed upon price conditions. Considering the disposal of the entire Concrete Pipe Business, their operations for the one-month period ended January 31, 2017, included in CEMEX's comparative income statements were reclassified net of tax to the single line item "Discontinued Operations." CEMEX determined a net gain on disposal of these assets for approximately US$148 million recognized during January 2017 as part of discontinued operations, which included a proportional allocation of goodwill for approximately US$260 million.

The following table presents condensed combined information of the income statements of CEMEX discontinued operations mainly: a) the operating segment in Brazil for the six-month periods ended June 30, 2018 and 2017; b) the Concrete Pipe Business for the one-month period ended January 31, 2017; and c) the Pacific Northwest Materials Business for the six-month period ended June 30, 2017:

INCOME STATEMENT	Jan-Jun		Second Quarter	
(Millions of Mexican pesos)	2018	2017	2018	2017
Sales	337	1,869	167	757
Cost of sales and operating	(329)	(1,870)	(161)	(723)
Other expenses, net	(1)	14	(0)	17
Interest expense, net and others	(2)	3	(3)	4
Income (loss) before income tax	5	16	2	55
Income tax	(4)	(1)	(2)	(1)
Net income (loss)	1	15	1	55
Non controlling interest net income	-	-	-	-
Controlling interest net income	1	1	1	55
Net gain on sale	-	3,526	-	446
Discontinued operations	1	3,527	1	501

Other disposal groups

Other disposal groups do not represent the disposal of an entire sector or line of business and, due to the remaining ongoing activities and the relative size, are not considered discontinued operations and were consolidated by CEMEX line-by-line in the income statement until the disposal date. The main disposal groups are as follows:

On September 12, 2016, CEMEX announced that one of its subsidiaries in the United States signed a definitive agreement for the sale of its Fairborn, Ohio cement plant and cement terminal in Columbus, Ohio to Eagle Materials Inc. ("Eagle Materials") for approximately US$400 million. Fairborn plant has an annual production capacity of approximately 730 thousand tons. On February 10, 2017, CEMEX announced that such subsidiary in the United States closed the divestment of these assets. CEMEX's comparative income statement for the six-month period ended June 30, 2017, include the operations of the Fairborn cement plant and the Columbus cement terminal consolidated line-by-line for the period from January 1 until their disposal in February 10, 2017. CEMEX determined a net gain on disposal of these assets for approximately US$188 million recognized during February 2017 as part of Other expenses, net, which included a proportional allocation of goodwill for approximately US$211 million.

The following table presents selected combined income statements information of the net assets sold to Eagle Materials for the period in 2017 until their disposal in February 10:

SELECTED INFORMATION	Jan-Jun		Second Quarter	
(Millions of Mexican pesos)	2018	2017	2018	2017
Sales	-	86	-	-
Cost of sales and operating Expenses	-	(71)	-	-
Operating earnings before other expenses, net	-	15	-	-

2018 Second Quarter Results Page 15

Definitions of terms and disclosures

Methodology for translation, consolidation, and presentation of results

Under IFRS, beginning January 1, 2008, CEMEX translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement. CEMEX reports its consolidated results in Mexican pesos.

For the reader's convenience, beginning June 30, 2008, US dollar amounts for the consolidated entity are calculated by converting the nominal Mexican peso amounts at the end of each quarter using the average MXN/US$ exchange rate for each quarter, provided below.

Breakdown of regions

The South, Central America and the Caribbean region includes CEMEX's operations in Argentina, Bahamas, Brazil, Colombia, Costa Rica, the Dominican Republic, El Salvador, Guatemala, Haiti, Jamaica, Trinidad & Tobago, Barbados, Nicaragua, Panama, Peru, and Puerto Rico, as well as trading operations in the Caribbean region.

Europe includes operations in Spain, Croatia, the Czech Republic, France, Germany, Latvia, Poland, and the United Kingdom, as well as trading operations in several Nordic countries.

The Asia, Middle East and Africa region includes operations in the United Arab Emirates, Egypt, Israel and the Philippines.

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).

l-t-l % var percentage variations adjusted for investments/divestments and currency fluctuations.

Maintenance capital expenditures investments incurred for the purpose of ensuring the company's operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt (debt plus convertible bonds and financial leases) minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

pp equals percentage points

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products

Strategic capital expenditures investments incurred with the purpose of increasing the company's profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

% var percentage variation

Earnings per ADS

Please refer to page 2 for the number of average ADSs outstanding used for the calculation of earnings per ADS.

According to the IAS 33 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder's equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings and the potential diluted shares (Stock options, Restricted Stock Options and Mandatory Convertible Shares). The shares issued because of share dividends, recapitalizations and potential diluted shares are considered as issued at the beginning of the period.

Exchange rates	January - June		Second Quarter		Second Quarter	
	2018	2017	2018	2017	2018	2017
	Average	Average	Average	Average	End of period	End of period
Mexican peso	19.05	19.21	19.51	18.53	19.92	18.14
Euro	0.8291	0.9177	0.8459	0.8964	0.8561	0.8755
British pound	0.7292	0.7872	0.7452	0.7734	0.7573	0.7676

Amounts provided in units of local currency per US dollar.

2018 Second Quarter Results Page 16